                           UNITED STATES OMB APPROVAL                                         OMB Number: 3235-0058
                       SECURITIES AND EXCHANGE COMMISSION                                     Expires:     May 31, 1997
                             Washington, D.C. 20549                                           Estimated average burden
                                                                                              hours per response . . 2.5

                                   FORM 12b-25                                                     SEC FILE NUMBER
                                                                                                      001-08045
                           NOTIFICATION OF LATE FILING
                                                                                                      CUSIP NUMBER
(Check One):  [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ]  Form 10-Q [ ] Form N-SAR                 372447 10 2

           For Period Ended: January 2, 1999
                             ---------------
           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended: ____________________________________


  Read attached instruction sheet before preparing form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

      GenRad, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

     7 Technology Park Drive
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

     Westford, MA 01886
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)


                    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                    (b)   The subject annual report, semi-annual report,
         [X] transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

   See Attachment A.


                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Arthur R. Hofmann, Jr., Esq.          (617)                 439-2000
      ----------------------------        -----------        ------------------
               (Name)                     (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                 [X] Yes  [ ] No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                   [X] Yes  [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment A.

--------------------------------------------------------------------------------

                                  GenRad, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   April 1, 1999        By /s/ Walter A. Shephard
       --------------------    -------------------------------------------------
                               Name:  Walter A. Shephard
                               Title: Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
--------------------------------------------------------------------------------
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                           Attachment A to Form 12b-25


PART III

On January 6, 1999, GenRad, Inc. received a comment letter dated December 31, 1998 from the Securities and Exchange Commission relating to its Annual Report on Form 10-K for the year ended January 3, 1998, its Quarterly Reports on Form 10-Q for the quarters ended April 4, 1998, July 4, 1998 and October 3, 1998 and one of its Current Reports on Form 8-K. GenRad submitted a response to the comment letter to the SEC on February 9, 1999. On March 30, 1999, GenRad received a supplemental comment letter from the SEC in response to GenRad's February 9, 1999 submission. In order to respond to the supplemental comment letter, GenRad must promptly (i) provide SEC staff with the supplemental information requested in the comment letter, (ii) restate its financial statements to value an acquisition under a revised valuation and (iii) amend the above-referenced annual, quarterly and current reports. The restatement of GenRad's financial statements also will affect the financial information included in GenRad's Annual Report on Form 10-K for the year ended January 2, 1999, which Annual Report is due on or before April 2, 1999.

Because only three days will elapse between GenRad's receipt of the supplemental comment letter and the date on which it is required to file its Annual Report on Form 10-K for the year ended January 2, 1999, GenRad believes that it would have to incur unreasonable expense and would be required to expend unreasonable efforts in order to file its Annual Report on Form 10-K for the year ended January 2, 1999 on or before April 2, 1999.

Part IV, QUESTION 3

The significant changes in GenRad's results of operations for the year ended January 2, 1999 from those for the year ended January 3, 1998 have been publically disclosed by GenRad through a press release issued by GenRad regarding its fiscal year 1998 results and through GenRad's quarterly reports on Form 10-Q filed during fiscal 1998. Specifically, in the press release, GenRad reported a net loss of $13.7 million for the year ended January 2, 1999, which compares to net income of $41.3 million for the comparable period in fiscal 1997. As a result of the restatements described in response to Part III, GenRad's net loss for fiscal 1998 will be significantly reduced to a net loss of approximately $1.7 million.